UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2024

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 000-51018

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bancorp, Inc. 401(k) Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Bancorp, Inc.

409 Silverside Road

Wilmington, Delaware 19809

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of The Bancorp, Inc. 401(k) Plan Wilmington, Delaware

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Bancorp, Inc. 401(k) Plan (the "Plan") as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of The Bancorp, Inc. 401(k) Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

3

/s/ Crowe LLP

We have served as the Plan's auditor since 2024. New York, New York

June 13, 2025

4

The Bancorp, Inc. 401(k) Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2024	2023
ASSETS:
Investments, at fair value	$119,014,613	$94,936,581
Receivables:
Notes receivable from participants	1,025,151	846,929
Contribution Receivable Due from Sponsor	43,581	—
Total receivables	1,068,732	846,929
NET ASSETS AVAILABLE FOR BENEFITS	$120,083,345	$95,783,510

The accompanying notes are an integral part of these financial statements.

5

The Bancorp, Inc. 401(k) Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2024

Additions
Investment income
Dividends	$3,109,071
Net appreciation in fair value of investments	15,888,197
Net investment income	18,997,268
Interest income on notes receivable from participants	68,411
Contributions:
Participant	7,446,595
Company	2,466,855
Rollover	893,989
Total contributions	10,807,439
Deductions:
Benefit payments	5,435,554
Administrative expenses	137,729
Net Increase	24,299,835
Net assets available for benefits, beginning of year	95,783,510
Net assets available for benefits, end of year	$120,083,345

The accompanying notes are an integral part of these financial statements.

6

The Bancorp, Inc. 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE A - DESCRIPTION OF THE PLAN

The following brief description of The Bancorp, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

1.	General

The Plan is a defined contribution plan of The Bancorp, Inc. and its subsidiary (collectively, the Company) covering all employees. Full-time employees shall become eligible to participate in the Plan on the date of their employment. Participants may start contributing to the Plan the first day of each month after becoming eligible. The Plan is subject to the provisions of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA).

2.	Contributions

Contributions to the Plan are made by eligible employees and the Company. Each year, participants may contribute on pre-tax and after-tax basis up to the Internal Revenue Service (IRS) maximum allowable limit, as defined in the Plan. The Company matches 50% of the first 6% of eligible compensation that a participant contributes to the Plan. Participants may also contribute amounts representing rollovers from other qualified plans. The Plan contains an automatic enrollment feature of 6%. Discretionary amounts may be contributed at the option of the Company’s board of directors. There were no discretionary amounts contributed in 2024. Contributions are subject to certain limitations.

3.	Participant Accounts

Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocation of (a) the Company’s matching contributions and (b) Plan earnings and is charged with (a) withdrawals and (b) allocation of administrative expenses and Plan losses. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4.	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service, as defined. A participant is 50% vested after two years of service and 100% vested after three years of service.

Participants attaining their normal retirement age and those who become disabled or die are entitled to 100% of their accrued benefits, regardless of credited service period.

5.	Investment Options

The Plan’s trustee is Fidelity Management Trust Company and record-keeper is Fidelity Workplace Service LLC. Participants are able to direct contributions into any of thirty-one investment options.

All investments are included in the financial statements at fair market value (Note D).

7

The Bancorp, Inc. 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

6.	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their vested account balance, reduced by the highest outstanding loan balance in the prior twelve-month period. Loan terms range from one to five years, with longer terms available for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear an interest rate set at 1% above the prime rate. Interest rates on outstanding loans ranged from 4.25% to 9.50% at December 31, 2024, and 4.25% to 9.50% at December 31, 2023. Principal and interest are paid ratably through monthly payroll deductions and are deposited into the participant’s account. A fee based on the loan term is charged to cover administrative costs.

7.	Benefit Payments

Upon termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, or annual installments over an agreed-upon period. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution. Minimum required distributions for participants who have reached age 73 also apply per IRS regulations.

8.	In-Service Withdrawals

Participants in the Plan, while employed with the Company, may make withdrawals for the following circumstances: they have reached the age of 59-1/2, have a “qualifying” hardship withdrawal request, or they have rollover contributions invested in their account. Once a participant has reached 59-1/2 years of age, they may withdraw all or a portion of their vested account. A Plan participant who has rollover contributions may withdraw all or a portion of their rollover contribution account. A participant who has a “qualifying” hardship withdrawal, in instances of immediate and heavy financial hardship, may withdraw up to 100% of their accounts in the following priority: elective deferral contributions, catch-up contributions, and the vested portion of the employer matching contributions account.

9.	Forfeited Accounts

Forfeitures are used to reinstate previously forfeited balances of former employees, with any remaining portion available to reduce future employer contributions. At December 31, 2024 and 2023, forfeited non-vested accounts totaled $123,792 and $146,516 respectively. Forfeitures of $128,562, were used to reduce employer contributions during the year ended December 31, 2024.

10.	Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to their account through their holdings and is notified by the Trustee prior to the time that such rights are to be exercised. Any allocated shares for which instructions have not been given by a participant in the same proportion as the shares for which voting instructions have been received, subject to the power, responsibility and obligation of the Plan Administrator to direct the Trustee to act with respect to the voting of such shares in a different manner, if the Plan Administrator determines that such action is consistent with and/or required by its fiduciary obligations under ERISA.

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The Bancorp, Inc. 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting under accounting principles generally accepted in the United States of America (U.S. GAAP).

2.	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note D for a discussion of fair value investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

4.	Administrative Expenses

Certain administrative expenses of the Plan are paid by the Plan unless otherwise paid by the Company at the Company’s discretion.

5.	Benefit Payments

Benefit payments and distributions are recorded when paid. At December 31, 2024 and 2023, there were no benefits processed and approved for payment but not paid.

6.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Income is recorded on the accrual basis. There was no material unpaid interest at December 31, 2024 and 2023. No allowance for credit losses has been recorded as of December 31, 2024 and 2023. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, delinquent participant loans are reclassified as distributions based upon the terms of the Plan document and a benefit payment is recorded.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes

9

The Bancorp, Inc. 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan is subject to concentrations of credit risks in its investments. Credit risk with respect to investments is limited to the Plan’s investments in the Company’s common stock representing 14% of the total assets as of December 31, 2024 and 13% as of December 31, 2023 (Note C).

NOTE C - RELATED PARTIES AND PARTIES-IN-INTEREST TRANSACTIONS

Investments include 322,296 and 331,412 shares of the Company’s common stock valued at $16,962,446 and

$12,779,242 as of December 31, 2024 and 2023, respectively. During 2024, the Plan purchased 7,543 shares at a cost of $318,840 and sold 16,659 shares at a cost of $221,735; in addition, the price per share of Company’s common stock increased from $38.56 to $52.63 as of December 31, 2023 and 2024, respectively. There are no additional contributions made on Company’s common stock in 2024 and 2023. The Plan also permits notes receivable from participants. These transactions qualify as parties-in-interest transactions which are exempt from the prohibited transaction rules.

Certain Plan investments are shares of mutual funds and units of a collective trust managed by Fidelity Investments. Fidelity Investments is an affiliate of the Trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, the Plan paid administrative fees of $137,729 to Fidelity Investments for the year ended December 31, 2024.

NOTE D - FAIR VALUE MEASUREMENTS

In general, fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Accounting guidelines establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1      Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access;

Level 2       Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3       Prices or valuation techniques that require inputs are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Following is a description of the valuation methodologies used for assets at fair value:

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end based on quoted market prices.

Common stock: Valued at the closing price of shares held by the Plan at year end as reported in the active market in which the stock is traded.

10

The Bancorp, Inc. 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

Collective trust: Valued at fair value of the underlying securities held by the fund, which represents NAV of the units held by the Plan at year end.

Money Market Fund: Valued at fair value of the short-term cash investments held by the fund, which represents NAV of the shares held by the Plan at periodic basis. Shares can be redeemed on a same day basis but only directly from the Fund. Such transactions do not constitute an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

Assets at fair value as of December 31, 2024

	Level 1	Level 2	Level 3	Total
Mutual Funds	$99,819,921	$—	$—	$99,819,921
Stock Fund:
Money Market Fund	—	1,596	—	1,596
Common Stock	16,962,446	—	—	16,962,446
	$116,782,367	$1,596	$—	116,783,963
Investment measured at NAV (a)				2,230,650
Total investments, at fair value				$119,014,613

Assets at fair value as of December 31, 2023

	Level 1	Level 2	Level 3	Total
Mutual Funds	$80,101,579	$—	$—	$80,101,579
Stock Fund:
Money Market Fund	—	1,462	—	1,462
Common Stock	12,779,242	—	—	12,779,242
	$92,880,821	$1,462	$—	92,882,283
Investment measured at NAV (a)				2,054,298
Total investments, at fair value				$94,936,581

11

The Bancorp, Inc. 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

(a) In accordance with Accounting Standards Codification (ASC) Subtopic 820-10, Fair Value Measurement, certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

Investments Measured Using the NAV per Share as a Practical Expedient:

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2024 and 2023. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair value December 31, 2024	Fair value December 31, 2023	Unfunded commitments	Redemption frequency	Redemption notice period
Collective trust	$2,230,650	$2,054,298	N/A	See below	See below

The Plan is applying the practical expedient as of December 31, 2024 and 2023 to its investment in Fidelity’s Managed Income Portfolio (MIP), a collective trust fund. Participants’ ownership of the MIP is represented as units. Units are issued and redeemed daily at the MIP’s constant NAV of $1 per unit. The MIP allows for daily liquidity, with no additional days’ notice required for redemption for participant level transactions; however, the Plan is required to give twelve-month notice prior to liquidation. It is the policy of the MIP to use its best efforts to maintain a stable NAV of $1 per unit, although there is no guarantee that the MIP will be able to maintain this value. There are no unfunded commitments as of December 31, 2024 and 2023.

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for benefits.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

12

The Bancorp, Inc. 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE F - INCOME TAX STATUS

The Plan is a Fidelity Volume Submitter Plan. The IRS provided an opinion and informed Fidelity by letter dated June 30, 2020, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since that date, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance, in all material respects, with the applicable requirements of the IRC and is, therefore, tax exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Tax years prior to 2021 are not subject to examination by the federal authorities. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in income tax expense for all periods presented. To date, no amounts of interest or penalties relating to unrecognized tax benefits have been recorded.

NOTE G - SUBSEQUENT EVENTS

The Plan has evaluated all subsequent events through June 13, 2025, which represents when the financial statements were issued, to ensure that the Plan’s financial statements include appropriate disclosure of events both recognized in the financial statements as of December 31, 2024, and events which occurred subsequent to December 31, 2024, but were not recognized in the financial statements.

The Plan Administrator is not aware of any subsequent events, which would require recognition or disclosure in the financial statements.

13

SUPPLEMENTARY INFORMATION

14

The Bancorp, Inc. 401(k) Plan
EIN 23-3016517
Plan #29638
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024
(a)	(b) Identity of issue, borrower, lessor or similar party		(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current value
*	Fidelity	MIP CL 2	Collective Trust		**	$2,230,650
	PGIM	PGIM STRAT BOND R6	Mutual Fund		**	928,574
	Alliance Bernstein	AB GLOBAL BOND Z	Mutual Fund		**	2,359,383
	ADRDN	ABDN INTL SM CAP I	Mutual Fund		**	926,471
	American Funds	AF BALANCED R6	Mutual Fund		**	3,941,868
	American Funds	AF NEW WORLD R6	Mutual Fund		**	1,039,455
	Allspring	AS SPL MID CP VAL R6	Mutual Fund		**	1,996,637
	Baird	BAIRD CORE PLUS INST	Mutual Fund		**	1,941,559
	Baird	BAIRD SH TM BOND IS	Mutual Fund		**	627,638
	DWS	DWS R REAL ESTATE R6	Mutual Fund		**	890,796
	Invesco	INVESCO DIVRS DIV R6	Mutual Fund		**	1,582,726
	Janus Henderson	J H ENTERPRISE N	Mutual Fund		**	3,835,296
	JPMorgan	JPM US RSH ENH EQ R6	Mutual Fund		**	2,561,358
	MFS	MFS CONSERV ALLOC R6	Mutual Fund		**	778,947
	Vanguard	VANG TARGET RET 2020	Mutual Fund		**	578,397
	Vanguard	VANG TARGET RET 2025	Mutual Fund		**	3,482,528
	Vanguard	VANG TARGET RET 2030	Mutual Fund		**	4,762,704
	Vanguard	VANG TARGET RET 2035	Mutual Fund		**	3,789,773
	Vanguard	VANG TARGET RET 2040	Mutual Fund		**	5,222,877
	Vanguard	VANG TARGET RET 2045	Mutual Fund		**	7,616,457
	Vanguard	VANG TARGET RET 2050	Mutual Fund		**	5,650,897
	Vanguard	VANG TARGET RET 2055	Mutual Fund		**	4,497,648
	Vanguard	VANG TARGET RET 2060	Mutual Fund		**	1,993,502
	Vanguard	VANG TARGET RET 2065	Mutual Fund		**	557,617
	Vanguard	VANG TARGET RET INC	Mutual Fund		**	385,592
	Victory Capital	VICTORY S SMCO OP R6	Mutual Fund		**	1,081,589
*	Fidelity	FID BLUE CHIP GR K6	Mutual Fund		**	15,674,868
*	Fidelity	FID INTL CAP APPR K6	Mutual Fund		**	3,513,195
*	Fidelity	FID SMALL CAP GR K6	Mutual Fund		**	3,495,743
*	Fidelity	FID 500 INDEX	Mutual Fund		**	14,105,826
*	Fidelity	FIDELITY CASH RESERVES	Money Market Fund		1,596	1,596
						$102,052,167
*		THE BANCORP INC	322,296	Shares	$3,555,091	$16,962,446
	Investments at fair value					$119,014,613
*	Notes Receivable from Participants		Interest rates ranging from 4.25% - 9.50%			$1,025,151
			Maturity dates 2025 through 2038
						$120,039,764

* Party-in-interest.
** Not applicable as the investment is participant-directed.

15

EXHIBITS:

23.1       Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Bancorp, Inc. 401(k) Plan
Date: June 13, 2025	By:	/s/ Martin Egan
Martin Egan
Interim CFO/Chief Accounting Officer

16